Exhibit II

to

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated August 9, 2013 in connection with their beneficial ownership of Electronics for Imaging, Inc. Each of Columbia Seligman Communications & Information Fund and Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.

By:	/s/ Martha Skinner
Martha Skinner
Director – Fund Administration – Financial Reporting

Columbia Management Investment Advisers, LLC

By:	/s/ Amy Johnson
Amy Johnson
Chief Operating Officer

Columbia Seligman Communications & Information Fund

By:	/s/ Scott R. Plummer
Scott R. Plummer
Senior Vice President, Secretary and Chief Legal Officer